FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Rubicon Minerals Corporation (the “Company”)

1540 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

August 16, 2005

ITEM 3 - NEWS RELEASE

The press release was issued August 16, 2005 over CCN Matthews.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Rubicon closed a brokered private placement to raise gross proceeds of $6,000,800 on August 16, 2005.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

On August 16, 2005, the Company closed the “bought deal” brokered private placement previously announced July 26, 2005 which included the exercise in full of the over-allotment (the “Private Placement”). As a result, the Company has raised gross proceeds of $6,000,800 through the sale of a total of 9,232,000 units at $0.65 per unit. Each unit consists of one common share and one-half transferable common share purchase warrant with each whole warrant entitling the holder to purchase one additional common share at $0.85 per share until August 16, 2007.

Pursuant to an Underwriting Agreement dated August 16, 2005 between the Company and First Associates Investments Inc. (the “Underwriter”), the Underwriter acted as underwriter for the Private Placement and received a cash commission equal to 9.21% of the gross proceeds from the sale of the units ($552,673). In addition, the Company granted the Underwriter a non-transferable option (“Underwriter’s Compensation Option”) to purchase units (“Underwriter’s Units”) in an amount that is equal that is equal to 2.65% of the number of Units sold pursuant to the Private Placement (244,648 Underwriter Units). Each Underwriter’s Unit consists of one common share and one-half non-transferable warrant with each whole warrant exercisable to purchase one common share at $0.85 per share until August 16, 2007.

All of the foregoing securities are subject to a four month hold period in Canada until December 17, 2005. Certain directors and senior officers of the Company participated in the Private Placement as to a total of 166,962 units, being 1.8% of the number of units sold under the Private Placement.

Under the terms of the Underwriting Agreement, the Company has agreed not to offer to sell, grant any options for the sale of, or otherwise dispose of, or announce any intention to do so, in a public offering or by way of private placement, any additional common shares during the period July 25 to December 14, 2005 other than currently outstanding rights or agreements, currently outstanding stock options under the Company’s Stock Option Plan or in connection with the acquisition of a further investment in Africo Resources Ltd. and/or Toquima Minerals Corporation and/or an acquisition or investment representing less than 5% of the Company’s current shares outstanding without the consent of the Underwriters, which consent shall not be unreasonably withheld.

The net proceeds of the private placement will be used to fund the Company’s investment in Africo Resources Inc., for capital expenditures in relation to the Nevada properties indirectly owned through its subsidiary, Toquima Minerals Corporation, and for working capital.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE OFFICER

David W. Adamson, President (business telephone number: (604) 623-3333), is the officer of Rubicon knowledgeable about the details of this material change report.

ITEM 9 - DATE OF REPORT

DATED at Vancouver, B.C. the 22nd day of August, 2005.